UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LOJACK CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	1-8439	04-2664794
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Pequot Way, Canton, Massachusetts	02021
(Address of Principal Executive Offices)	(Zip Code)

Jose M. Oxholm 781-302-4200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
Conflict Minerals Disclosure
A copy of LoJack Corporation's Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at http://www.lojack.com/About-LoJack/Investor-Relations/Compliance-Programs.
Section 2 - Exhibits
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LoJack Corporation Registrant
Date:	June 2, 2014	By:	/s/ JOSÉ M. OXHOLM
José M. Oxholm
Senior Vice President and General Counsel